                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO.___)*


                               PRIZE ENERGY CORP.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                     COMMON STOCK, PAR VALUE $.01 PER SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    74267L106
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                              RICHARD L. COVINGTON
                                 777 MAIN STREET
                                   SUITE 2250
                             FORT WORTH, TEXAS 76102
                                 (817) 338-9235
--------------------------------------------------------------------------------
       (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)

                               - with copies to -

                                 ROBERT A. CURRY
                                CONNER & WINTERS
                           A PROFESSIONAL CORPORATION
                             3700 FIRST PLACE TOWER
                                15 E. 5TH STREET
                           TULSA, OKLAHOMA 74103-4344
                                 (918) 586-5711

                                FEBRUARY 8, 2000
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g),
                          check the following box [ ].


 NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

     * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
CUSIP NO. 74267L106                                                       PAGE 2


-------------------------------------------------------------------------------
1          NAMES OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

           NATURAL GAS PARTNERS V, L.P.
           75-2762871

-------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a)[ ]
                                                                          (b)[ ]

--------------------------------------------------------------------------------
3          SEC USE ONLY


--------------------------------------------------------------------------------
4          SOURCE OF FUNDS (See Instructions)

           OO
--------------------------------------------------------------------------------
5          CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) or 2(e)                                                [ ]

--------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

           DELAWARE
-------------------------------------------------------------------------------
                        7     SOLE VOTING POWER
     NUMBER OF
                              7,326,821
       SHARES
                      ----------------------------------------------------------
    BENEFICIALLY        8     SHARED VOTING POWER

      OWNED BY                -0-
                      ----------------------------------------------------------
        EACH            9     SOLE DISPOSITIVE POWER

     REPORTING                7,326,821
                      ----------------------------------------------------------
       PERSON           10    SHARED DISPOSITIVE POWER

        WITH                  -0-
--------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           7,326,821
--------------------------------------------------------------------------------
12         CHECK IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES
           (See Instructions)                                                [ ]


--------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

           68.9%
--------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON (See Instructions)

           PN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D
CUSIP NO. 74267L106                                                       PAGE 3


-------------------------------------------------------------------------------
1          NAMES OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

           G.F.W. Energy V, L.P.
           75-2762869

-------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a)[ ]
                                                                          (b)[ ]

--------------------------------------------------------------------------------
3          SEC USE ONLY


--------------------------------------------------------------------------------
4          SOURCE OF FUNDS (See Instructions)

           OO
--------------------------------------------------------------------------------
5          CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) or 2(e)                                                [ ]

--------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

           DELAWARE
-------------------------------------------------------------------------------
                        7     SOLE VOTING POWER
     NUMBER OF
                              7,326,821
       SHARES
                      ----------------------------------------------------------
    BENEFICIALLY        8     SHARED VOTING POWER

      OWNED BY                -0-
                      ----------------------------------------------------------
        EACH            9     SOLE DISPOSITIVE POWER

     REPORTING                7,326,821
                      ----------------------------------------------------------
       PERSON           10    SHARED DISPOSITIVE POWER

        WITH                  -0-
--------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           7,326,821
--------------------------------------------------------------------------------
12         CHECK IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES
           (See Instructions)                                                [ ]


--------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

           68.9%
--------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON (See Instructions)

           PN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D
CUSIP NO. 74267L106                                                       PAGE 4


-------------------------------------------------------------------------------
1          NAMES OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

           GFW V, L.L.C.
           75-2762867

-------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a)[ ]
                                                                          (b)[ ]

--------------------------------------------------------------------------------
3          SEC USE ONLY


--------------------------------------------------------------------------------
4          SOURCE OF FUNDS (See Instructions)

           OO
--------------------------------------------------------------------------------
5          CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) or 2(e)                                                [ ]

--------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

           DELAWARE
-------------------------------------------------------------------------------
                        7     SOLE VOTING POWER
     NUMBER OF
                              7,326,821
       SHARES
                      ----------------------------------------------------------
    BENEFICIALLY        8     SHARED VOTING POWER

      OWNED BY                -0-
                      ----------------------------------------------------------
        EACH            9     SOLE DISPOSITIVE POWER

     REPORTING                7,326,821
                      ----------------------------------------------------------
       PERSON           10    SHARED DISPOSITIVE POWER

        WITH                  -0-
--------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           7,326,821
--------------------------------------------------------------------------------
12         CHECK IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES
           (See Instructions)                                                [ ]


--------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

           68.9%
--------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON (See Instructions)

           OO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D
CUSIP NO. 74267L106                                                       PAGE 5


-------------------------------------------------------------------------------
1          NAMES OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

           Kenneth A. Hersh

-------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a)[ ]
                                                                          (b)[ ]

--------------------------------------------------------------------------------
3          SEC USE ONLY


--------------------------------------------------------------------------------
4          SOURCE OF FUNDS (See Instructions)

           OO
--------------------------------------------------------------------------------
5          CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) or 2(e)                                                [ ]

--------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

           United States of America
-------------------------------------------------------------------------------
                        7     SOLE VOTING POWER
     NUMBER OF
                              5,700
       SHARES
                      ----------------------------------------------------------
    BENEFICIALLY        8     SHARED VOTING POWER

      OWNED BY                7,326,821
                      ----------------------------------------------------------
        EACH            9     SOLE DISPOSITIVE POWER

     REPORTING                5,700
                      ----------------------------------------------------------
       PERSON           10    SHARED DISPOSITIVE POWER

        WITH                  7,326,821
--------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           7,332,521
--------------------------------------------------------------------------------
12         CHECK IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES
           (See Instructions)                                                [ ]


--------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

           69.0%
--------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON (See Instructions)

           IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D
CUSIP NO. 74267L106                                                       PAGE 6


-------------------------------------------------------------------------------
1          NAMES OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

           David R. Albin

-------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a)[ ]
                                                                          (b)[ ]

--------------------------------------------------------------------------------
3          SEC USE ONLY


--------------------------------------------------------------------------------
4          SOURCE OF FUNDS (See Instructions)

           OO
--------------------------------------------------------------------------------
5          CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) or 2(e)                                                [ ]

--------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

           United States of America
-------------------------------------------------------------------------------
                        7     SOLE VOTING POWER
     NUMBER OF
                              -0-
       SHARES
                      ----------------------------------------------------------
    BENEFICIALLY        8     SHARED VOTING POWER

      OWNED BY                7,326,821
                      ----------------------------------------------------------
        EACH            9     SOLE DISPOSITIVE POWER

     REPORTING                -0-
                      ----------------------------------------------------------
       PERSON           10    SHARED DISPOSITIVE POWER

        WITH                  7,326,821
--------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           7,326,821
--------------------------------------------------------------------------------
12         CHECK IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES
           (See Instructions)                                               [ ]


--------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

           68.9%
--------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON (See Instructions)

           IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D
CUSIP NO. 74267L106                                                       PAGE 7

     The information contained in this Schedule 13D is as of the date hereof, unless otherwise expressly provided herein.



ITEM 1.   SECURITY AND ISSUER


     The class of equity securities to which this statement on Schedule 13D relates is the common stock, par value $.01 per share (the "Common Stock"), of Prize Energy Corp. (formerly known as Vista Energy Resources, Inc.), a Delaware corporation (the "Company"). The Company is an independent oil and gas company focused on the acquisition, enhancement and exploitation of producing oil and gas properties. The address of the Company's principal executive offices is 3500 William D. Tate, Suite 200, Grapevine, Texas 76051.



ITEM 2.   IDENTITY AND BACKGROUND

     (a) This Schedule 13D is being filed by Natural Gas Partners V, L.P., a Delaware limited partnership ("NGP V"), G.F.W. Energy V, L.P., a Delaware limited partnership, solely in its capacity as general partner of NGP V ("GFWLP"), and GFW V, L.L.C., a Delaware limited liability company, solely in its capacity as general partner of GFWLP ("GFWLLC"). This statement is also being filed by Kenneth A. Hersh ("Hersh") and David R. Albin ("Albin"), each of whom is a member of GFWLLC, in the event they could be deemed to be a beneficial owner of any securities owned by NGP V. As permitted by Rule 13d-4, the filing of this statement shall not be construed as an admission that Hersh or Albin is the beneficial owner of any of the securities beneficially owned by NGP V. NGP V, GFWLP, GFWLLC, Hersh and Albin are sometimes referred to herein as the "Reporting Persons."

     (b) The principal business address of each of NGP V, GFWLP, GFWLLC and Hersh is 777 Main Street, Suite 2250, Fort Worth, Texas 76102. The principal business address of Albin is 100 N. Guadalupe, Suite 205, Santa Fe, New Mexico 87501.

     (c) The present principal business of NGP V is investment in the oil and gas industry. The present principal business of GFWLP is acting as general partner of NGP V. The present principal business of GFWLLC is acting as general partner of GFWLP. The present principal occupations of Hersh and Albin are acting as members of GFWLLC and various other limited liability companies which act as general partners of limited partnerships which invest in the oil and gas industry.

     (d) and (e) None of the Reporting Persons has, during the last five years, been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                                  SCHEDULE 13D
CUSIP NO. 74267L106                                                       PAGE 8

     (f) NGP V, GFWLP and GFWLLC are organized under the laws of Delaware. Hersh and Albin are citizens of the United States of America.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     On February 8, 2000, a wholly-owned subsidiary of the Company was merged (the "Merger") with and into Prize Natural Resources, Inc. (formerly known as Prize Energy Corp.), a Delaware corporation ("Old Prize"), pursuant to an Agreement and Plan of Merger dated October 8, 1999, among the Company, Old Prize and such subsidiary (the "Merger Agreement").

     As a result of the Merger, Old Prize became a wholly-owned subsidiary of the Company and the stockholders of Old Prize received shares of stock in the Company constituting 84% of the voting shares of the Company. NGP V was a stockholder of Old Prize at the time of the Merger. Hersh and Albin were directors of both the Company and Old Prize at the time of the Merger and continue to be directors of the Company.

     The issuance of shares of Company stock in the Merger was registered under the Securities Act of 1933, as amended (the "Securities Act"), on a Registration Statement on Form S-4 (file number 333-92561) which became effective on January 13, 2000.


ITEM 4.   PURPOSE OF THE TRANSACTION

     The principal purpose of the transaction was to effect a combination of the assets, properties and businesses of the Company and Old Prize.

     NGP V acquired the securities herein reported for investment purposes. Depending on market conditions, general economic conditions and other factors that each may deem significant to its respective investment decisions, any of the Reporting Persons may purchase shares of Common Stock in the open market or in private transactions or may dispose of all or a portion of the shares of Common Stock that they or any of them may acquire, provided that such purchases and sales are otherwise made in compliance with the Certificate of Incorporation and bylaws of the Company, if applicable, the Voting and Shareholders Agreement (described below), and any credit agreements and indentures to which the Company is a party. Except as set forth in this Item 4, none of the Reporting Persons has any present plans or proposals which relate to or would result in (a) the acquisition by any person of additional securities of the Company or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board (except that the board will be expanded to include two or three "independent directors" in order to satisfy requirements of the Securities and Exchange Commission and the American Stock Exchange); (e) any material change

                                  SCHEDULE 13D
CUSIP NO. 74267L106                                                       PAGE 9

in the present capitalization or dividend policy of the Company; (f) any other material change to the Company's business or corporate structure (other than the possible consolidation or other reorganization of the Company's subsidiaries);
(g) changes in the Company's charter or bylaws or other actions which may impede the acquisition of control of the Company by any person; (h) the Common Stock or any other class of securities of the Company to be delisted from the American Stock Exchange; (i) the Common Stock or any other class of equity securities of the Company becoming eligible for termination of registration pursuant to
Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (j) any action similar to any of those enumerated above.

     As described in Item 6 below, NGP V is party to a Voting and Shareholders Agreement relating to the voting and disposition of shares of Common Stock. None of the Reporting Persons is bound to increase or decrease its or his holdings of Common Stock. Depending upon future developments, the Reporting Persons may, in their discretion, develop plans at any time or from time to time which could relate to or result in one or more of the actions or events described above. The Reporting Persons reserve the right to act with respect to their holdings as they deem in their own best interest.


ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

     (a) and (b) Each of NGP V, GFWLP and GFWLLC is the beneficial owner of 7,326,821 shares of the Common Stock which represent 68.9% of the outstanding shares of the Common Stock. Each such Reporting Person has the sole power to vote and dispose of such shares. Hersh and Albin constitute a majority of the managing members of the entity that serves as the ultimate general partner of NGP V and they own interests in the general partner of NGP V. Accordingly, they may be deemed to share the power to direct the vote or to direct the disposition of the shares of Common Stock owned by NGP V. Hersh and Albin disclaim beneficial ownership of these shares. As permitted by Rule 13d-4, the filing of this statement shall not be construed as an admission that Hersh or Albin is the beneficial owner of any securities beneficially owned by NGP V. Hersh is the beneficial owner of 5,700 additional shares of the Common Stock, with respect to which he has the sole power of vote and disposition.

     (c) Except for the Merger and the acquisition of shares of Common Stock therein, the Reporting Persons have not effected any transactions in the Common Stock during the past 60 days, except that Hersh acquired 5,700 shares of the Common Stock during the period from December 15 to December 30, 1999.

     (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares described in this Item 5.

     (e) Not applicable.

                                  SCHEDULE 13D
CUSIP NO. 74267L106                                                      PAGE 10

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     NGP V is a party to a Voting and Shareholders Agreement dated February 8, 2000, among the Company and the holders of a majority of the voting securities of the Company (including all of the former stockholders of Old Prize), under which the shares of Common Stock held it are subject to certain covenants as to the voting and disposition of such shares (the "Shareholders Agreement").

     The parties to the Shareholders Agreement have agreed to vote their shares of Common Stock for the election of: (i) one director designated by management of the Company; (ii) three directors designated by NGP V; and (iii) two directors designated by Pioneer Natural Resources USA, Inc. ("Pioneer"). However, on the date on which Pioneer no longer owns at least 60% of the shares of the Company's convertible preferred stock initially issued to it in the Merger, or the equivalent number of shares of the Common Stock obtained upon conversion, Pioneer shall have the right to designate only one director and NGP V shall have the right to designate four directors.

     The provisions of the Shareholders Agreement regarding election of directors terminate on the earlier to occur of June 29, 2009, or the date on which Pioneer no longer owns shares of the Common Stock and shares of the Company's convertible preferred stock that constitute, on an as converted basis, at least 16.7% of the Common Stock outstanding.

     In addition, under the Shareholders Agreement, NGP V may not transfer any of the shares of Common Stock held by it unless all of the other parties to the Shareholders Agreement have the opportunity to transfer a pro rata portion of their shares of Common Stock on the same terms. Reference is made to the full text of the Shareholders Agreement which is filed as an exhibit to this Schedule 13D and incorporated herein.

     NGP V is also a party to an Amended and Restated Registration Rights Agreement dated February 8, 2000, among the Company and the holders of a majority of the voting securities of the Company (including all of the former stockholders of Old Prize), under which NGP V has certain rights with respect to the registration of the shares of Common Stock held by it under the Securities Act. Reference is made to the full text of the Amended and Restated Registration Rights Agreement which is filed as an exhibit to this Schedule 13D and incorporated herein.


ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS

Exhibit A - Agreement and Plan of Merger dated October 8, 1999, among
            Vista Energy Resources, Inc. (now named Prize Energy Corp.), Prize Energy Corp. (now named Prize Natural Resources, Inc.) and PEC Acquisition Corp.*

Exhibit B - Voting and Shareholders Agreement dated as of February 8,
            2000, among Prize Energy Corp. (formerly known as Vista Energy Resources, Inc.) and all of the former

                                  SCHEDULE 13D
CUSIP NO. 74267L106                                                      PAGE 11

            stockholders of Prize Natural Resources, Inc. (formerly known as Prize Energy Corp.), including Natural Gas Partners V, L.P. **

Exhibit C - Amended and Restated Registration Rights Agreement dated as of
            February 8, 2000, among Prize Energy Corp. (formerly known as Vista Energy Resources, Inc.), all of the former stockholders of Prize Natural Resources, Inc. (formerly known as Prize Energy Corp.), including Natural Gas Partners V, L.P., and certain other stockholders of Prize Energy Corp.**

Exhibit D - Joint Filing Agreement, dated as of February 17, 2000, by and among the Reporting Persons (pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934).

--------------------

* Included in the Registration Statement on Form S-4, as amended (File No. 333-92561), of Vista Energy Resources, Inc. (now named Prize Energy Corp.), initially filed with the Securities and Exchange Commission on December 10, 1999, and incorporated herein by reference.

** Filed with the Securities and Exchange Commission as an Exhibit to the statement on Schedule 13D of Lon C. Kile relating to Prize Energy Corp., filed on February 17, 2000, and incorporated herein by reference.

                                  SCHEDULE 13D
CUSIP NO. 74267L106                                                      PAGE 12

                                    SIGNATURE

     After reasonable inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:   February 17, 2000             Natural Gas Partners V, L.P.
                                       By: GFW Energy V, L.P., General Partner
                                       By: GFW V, L.L.C., General Partner


                                       By:  /s/ KENNETH A. HERSH
                                            ------------------------------------
                                                Kenneth A. Hersh
                                                Authorized Member


Dated:   February 17, 2000             G.F.W. Energy V, L.P.
                                       By: GFW V, L.L.C., General Partner


                                       By:  /s/ KENNETH A. HERSH
                                            ------------------------------------
                                                Kenneth A. Hersh
                                                Authorized Member


Dated:   February 17, 2000             GFW V, L.L.C.


                                       By:  /s/ KENNETH A. HERSH
                                            ------------------------------------
                                                Kenneth A. Hersh
                                                Authorized Member


Dated:   February 17, 2000             /s/ KENNETH A. HERSH
                                       ------------------------------------
                                           Kenneth A. Hersh


Dated:   February 17, 2000             /s/ DAVID R. ALBIN
                                       ------------------------------------
                                           David R. Albin

                                  SCHEDULE 13D
CUSIP NO. 74267L106                                                      PAGE 13

                                  EXHIBIT INDEX

Exhibit A -    Agreement and Plan of Merger dated October 8, 1999, among Vista
               Energy Resources, Inc. (now named Prize Energy Corp.), Prize
               Energy Corp. (now named Prize Natural Resources, Inc.) and PEC
               Acquisition Corp.*

Exhibit B -    Voting and Shareholders Agreement dated as of February 8, 2000, among Prize Energy Corp. (formerly known as Vista Energy
               Resources, Inc.) and all of the former stockholders of Prize
               Natural Resources, Inc. (formerly known as Prize Energy Corp.), including Natural Gas Partners V, L.P.**

Exhibit C -    Amended and Restated Registration Rights Agreement dated as of
               February 8, 2000, among Prize Energy Corp. (formerly known as
               Vista Energy Resources, Inc.), all of the former stockholders of Prize Natural Resources, Inc. (formerly known as Prize Energy
               Corp.), including Natural Gas Partners V, L.P., and certain other stockholders of Prize Energy Corp.**

Exhibit D -    Joint Filing Agreement, dated as of February 17, 2000, by and among the Reporting Persons (pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934).

------------------------

* Included in the Registration Statement on Form S-4, as amended (File No. 333-92561), of Vista Energy Resources, Inc. (now named Prize Energy Corp.), initially filed with the Securities and Exchange Commission on December 10, 1999, and incorporated herein by reference.

** Filed with the Securities and Exchange Commission as an Exhibit to the statement on Schedule 13D of Lon C. Kile relating to Prize Energy Corp., filed on February 17, 2000, and incorporated herein by reference.